SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







RYANAIR DESCRIBES LEAKED EU FINDING AS BIZARRE, UNPRECEDENTED AND POLITICALLY
                                   MOTIVATED

Following the leak of confidential material to a media source in Brussels, Ryanair, Europe's largest low fares airline today (Friday, 30th March 2007) seriously questioned the European Commission's latest comments on its Aer Lingus bid. The airline also criticised the leaking of this confidential report to the media. Ryanair stated that these findings run contrary to the European Commission's stated policy of supporting airline consolidation, are not supported by evidence, and are bizarre from a Commission which has previously approved mergers between Air France and KLM, Lufthansa and Austrian, and Lufthansa and Swiss Airlines. These findings fly in the face of these EU airline precedents, and are clearly designed to appease the political interests of the Irish Government, rather than advancing the interests of Irish consumers and visitors.

Ryanair said that the EU's findings which suggested that a merger between Aer Lingus and Ryanair "is likely to significantly impede effective competition" are unsupported by the facts in this case which include Ryanair's commitments to;

 1. Reduce Aer Lingus's fares each year for a four year period.
 2. Reduce Aer Lingus's fuel surcharges.
 3. Improve Aer Lingus's fleet and product.
 4. Significantly reduce Aer Lingus's cost base.

Ryanair firmly believes that the measures proposed for Aer Lingus will generate substantial savings which will be passed on to consumers, because they will lead to reduced prices, improved services, as well as providing Aer Lingus with a strong financial partner. No such commitments were given in the far larger Air France-KLM takeover which was approved by the Commission and has since seen large fare increases and fuel surcharges. At a time of increasing EU airline takeovers and consolidations, these bizarre findings fly in the face of all precedent decisions in the European airline industry and also run counter to the inevitable wave of further consolidations which EU-US Open Skies will bring about.

Ryanair's Spokesman, Peter Sherrard, today said:

     "These findings by the European Commission are clearly politically motivated. It is untenable for DG Competition - which has previously approved the EUR3.8bn Air France takeover of KLM, and the Lufthansa takeovers of Swiss and Austrian Airlines - to suggest that the much smaller Ryanair takeover of Aer Lingus will impede effective competition, when Ryanair has already offered to guarantee fare reductions, fuel surcharge reductions and improved services. These findings also fly in the face of the wave of national consolidations which have and continue to take place across Europe and have seen:

     a. -Ryanair previously acquire Buzz in the UK.
     b. -SN Airlines acquire Virgin Express in Belgium.
     c. -Air Berlin buy Deutsche BA in Germany.
     d. -BA dispose of BA Connect to FlyBe in the UK.
     e. -Air Berlin buy LTU in Germany.
     f. -Tap buy Portugalia in Portugal.

    "At a time when British Airways is considering purchasing BMI, when Iberia is the subject of takeover approaches from British Airways, Air France and Lufthansa, when Alitalia is the subject of takeover approaches by Lufthansa and Air France, the suggestion that two Irish airlines - which combined, account for less than 5% of EU air travel - should not be allowed to merge is a bizarre and clearly political, rather than a competition position.

    "It is clear that the EU Competition Commission is applying a different and unique standard to the Ryanair-Aer Lingus offer which flies in the face of all previous decisions and runs contrary to the wave of mergers and takeovers which is now in train following EU-US Open Skies. EU-US Open Skies opens both Ryanair and Aer Lingus to the possibility of far more intense competition at Dublin from major American airlines. Aer Lingus needs to find a strong financial partner if it is to compete effectively against the US and European mega carriers. Ryanair can provide that strong financial partner, at a time when Aer Lingus has withdrawn from BA's One World Alliance.

    "It is unfair of the European Commission to apply different rules and a different standard to Ryanair's merger with Aer Lingus than it previously applied in the larger Air France or Lufthansa mergers. How can the European Commission subsequently approve takeovers of Iberia or Alitalia, when it makes what is clearly a politically motivated decision to block Ryanair's much smaller offer for Aer Lingus? It appears that yet again the European Commission has one set of rules for flag carrier airlines, and a different, unique set of rules for efficient low fare airlines like Ryanair. We call on the European Commission to stop this politically motivated interference in the Ryanair-Aer Lingus offer, and apply its own competition rules fairly. This merger should be approved without further delay or interference, as part of the continuing wave of European airline consolidation".


Ends.                                              Friday, 30th March 2007



For reference:            Pauline McAlester
                          Murray Consultants
                          Telephone: +353 1 498 0300

The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 March 2007
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director